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                     U.S. SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549

                                   FORM 12b-25

                           Notification of Late Filing


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|X| Form 10-KSB  |_| Form 11-K  |_| Form 20-F  |_| Form 10-QSB  |_| Form N-SAR


                  For The Fiscal Year Ended: December 31, 2004
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Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                                       N/A


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PART I - REGISTRANT INFORMATION
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                     INNOVATIVE SOFTWARE TECHNOLOGIES, INC.
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               (Exact Name of Registrant as Specified in Charter)

                  100 North Tampa Street, Tampa, Florida 33602
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                     (Address of Principal Executive Office)


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PART II - RULES 12B-25 (B) AND (C)
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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)


|X|   (a)   The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X|   (b)   The subject annual report or semi-annual report/portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report/portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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PART III - NARRATIVE
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State below in reasonable detail the reasons why the Form 10-KSB, 11-K, 20-F, 10-QSB or N-SAR or portion thereof could not be filed within the prescribed time:

The Registrant is unable to timely file its report on Form 10-KSB for the fiscal year ended December 31, 2004 (the "Form 10-KSB") without unreasonable effort or expense. Registrant's auditors require additional time to review the deferred revenue account and test for goodwill impairment.

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PART IV - OTHER INFORMATION
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(1) Name and telephone number of person to contact in regard to this notification

                  Peter M. Peterson         (813) 387 - 3310
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(2) Have all other periodic reports required (under Section 13 or 15(d) of the Securities and Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940) during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer no, identify report(s).

                                 |X| YES |_| NO

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?

                                 |X| YES |_| NO

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and; if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

            Registrant expects to have approximately $17 million in revenue (unaudited) and approximately $3 million net loss (unaudited) for the year ended December 31, 2004 versus $26.8 million in revenue and $202 thousand net loss for the same period in the prior year. These changes are primarily the result of the cessation of operations in Utah of our Energy Professional Marketing Group, Inc. subsidiary and related costs associated with a Settlement Agreement entered into by Registrant and former employees on July 2, 2004.

      Innovative Software Technologies, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Dated:  March 31, 2005                  Innovative Software Technologies, Inc.


                                        By: /s/ Peter M. Peterson
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                                            Peter M. Peterson
                                            Chief Executive Officer


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                                    ATTENTION
        Intentional misstatements or omissions of act constitute Federal
                    Criminal Violations (See 18 U.S.C. 1001).